Exhibit 99.2

EQONEX LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 29, 2022 (Tuesday)

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of the shareholders of EQONEX LIMITED (“Eqonex” or the “Company”), which will be held virtually at www.virtualshareholdermeeting.com/EQOS2022 (the “VSM Platform”) on November 29, 2022 (Tuesday) at 8:00 P.M. (Singapore time) / 8 A.M. (Eastern Time) (the “Annual General Meeting”) for the following purposes:

As Ordinary Business

To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:

1.	SINGAPORE FINANCIAL STATEMENTS

RESOLVED THAT, the Directors’ Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company’s financial year ended March 31, 2022, be and is hereby approved.

2.	RE-APPOINTMENT OF AUDITORS

RESOLVED THAT, for the financial year ending March 31, 2023: (i) Messrs Prime Accountants LLP, Chartered Accountants of Singapore be re-appointed as the Company’s statutory auditors and to hold such office until the conclusion of the next Annual General Meeting of the Company; (ii) Messrs Mazars USA LLP be re- appointed as the Company’s auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company; and (iii) the Board (acting through the Company’s audit committee) be and is hereby authorized to fix the statutory auditors’ and Messrs Mazars USA LLP’s remuneration.

As Special Business

To consider and, if thought fit, to pass with or without any amendments the following resolutions 3, 4 and 5 as Ordinary Resolutions:

3.	SHARE ISSUE MANDATE

RESOLVED THAT, pursuant to the provisions of section 161 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), authority be and is hereby given to the Company’s board of directors (the “Board” or “Directors”) to:

(a)	(i)	allot and issue ordinary shares of the Company (“Shares”); and/or

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(ii)	make or grant offers, agreements or options that might or would require Shares to be allotted and issued, (including but not limited to the creation and issuance of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares), in each case at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution;

(b)	(notwithstanding the authority to be conferred by this resolution may have ceased to be in force) allot and issue Shares in pursuance of any offer, agreement or option made or granted by the Directors while this resolution was in force, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier; and

(c)	any Director or officer of the Company (and their respective duly authorized representative or attorney) be and is hereby authorised to file any necessary returns and ancillary documents with the relevant authorities (including but not limited to Accounting & Corporate Regulatory Authority (“ACRA”) and the United States Securities and Exchange Commission) and to do or execute all or any other things or documents which may be deemed desirable or necessary in connection with the foregoing resolutions and to make all necessary entries in the corporate records of the Company, and any of the documents, agreements, deeds and instruments and any act in connection with, in relation to and/or contemplated under the foregoing which may have already been executed or performed (as the case may be), whether as a deed or otherwise, be and is hereby approved, affirmed and ratified.

4.	GRANT OF AWARDS AND RESTRICTED SHARES UNITS UNDER THE COMPANY’S 2020 OMNIBUS INCENTIVE PLAN AND THE RELATED ISSUANCE OF SHARES UNDER THE 2020 OMNIBUS INCENTIVE PLAN

RESOLVED THAT, pursuant to section 161 of the Companies Act (Cap 50), authority be and is hereby given to the Board to:

(a)	offer and grant equity compensation awards (“Awards”), including in the form of restricted share units (“RSUs”), in accordance with the provisions of the Company’s 2020 Omnibus Incentive Plan (as amended from time to time) (the “2020 Incentive Plan”); and

(b)	allot and issue from time to time such number of Shares as may be required to be delivered pursuant to the vesting of RSUs or other forms of Award under the 2020 Incentive Plan, provided that the total number of Shares which are available for issuance pursuant to all Awards (including the RSUs) granted under the 2020 Incentive Plan at any given time, when added to the total number of Shares (whether to be or already) issued/allotted/delivered pursuant to Awards previously granted under the 2020 Incentive Plan, shall not exceed fifteen percent (15%) of the total number of Ordinary Shares issued subject to compliance with all applicable laws and calculated on the basis of the total number of Shares assuming all convertible securities are converted or exchanged and all rights, options or warrants to subscribe for or acquire Shares are exercised and including all Shares authorized for future issuance or grant under any equity incentive, share option or similar plan of the Company as of the effective date of the 2020 Incentive Plan.

This authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.

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5.	PROPOSED SHARE CONSOLIDATION

RESOLVED THAT:

(a)	The proposed consolidation of every 10 ordinary shares of the Company as at a books closure date to be determined by the Directors, to be no later than six months following approval by the shareholders (“the Books Closure Date”) into one (1) Company Share (“Consolidated Shares” and the “Proposed Share Consolidation”) be and is hereby approved;

(b)	any fractions of Consolidated Shares arising from the Proposed Share Consolidation shall be disregarded. All fractional entitlements arising from the implementation of the Proposed Share Consolidation shall be dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company, including (i) disregarding, or (ii) aggregating and selling the same and retaining the net proceeds for the benefit of the Company;

(c)	the Directors be and are hereby authorised to fix the Books Closure Date for Proposed Share Consolidation and the date on which the Consolidated Shares will trade on the Nasdaq Capital Market in their absolute discretion as they deem fit; and

(d)	the Directors and any of them be and are hereby authorised to complete and do all acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient for the purposes of or to give effect to this resolution and implement any of the foregoing as they think fit and in the interests of the Company.

By order of the Board of Directors,

/s/ Yoon Chi Won
YOON CHI WON
Director

Dated: November 14, 2022

For additional information on the above proposals, please refer to the Proxy Statement, dated as of November 14, 2022 (the “Proxy Statement”), accompanying this Notice.

Notes

Eligibility to vote at the Annual General Meeting; Receipt of Notice. The Board has fixed the close of business (Eastern Time) on September 30, 2022, as the record date (the “Record Date”) for determining those shareholders of record and beneficial shareholders of the Company who will be entitled to receive copies of this Notice and the Proxy Statement. All shareholders of record (each, a “Member”) as of the 8:00 P.M. (Singapore time) / 8:00 A.M. (Eastern Time) on November 28, 2022 (the “Cut-Off Time”) will be entitled to vote on matters being considered at the Annual General Meeting. Voting on all items of business being tabled at the Annual General Meeting will be closed at the Cut-Off Time.

Quorum. Pursuant to Regulation 69 of the Constitution, given the Company has two (2) or more Members, the quorum required for the Annual General Meeting shall consist of at least two (2) Members present in person or by proxy or by attorney, representing in aggregate not less than one-third of the total voting rights of all Members having the right to vote at the Annual General Meeting. Accordingly, it is important that your Shares be represented at the Annual General Meeting.

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Proxies. Shareholders of Record: Each shareholder of record (i.e., a Member) entitled to attend and vote at the Annual General Meeting may appoint the Chairman of the Annual General Meeting as his/her proxy to attend, speak and vote on his or her behalf. The Chairman of the Annual General Meeting acting in his/her capacity as a proxy need not be a shareholder of record. Whether or not you plan to attend the Annual General Meeting, please follow the instructions on the enclosed proxy card to either (i) vote by internet, (ii) vote by phone, or (iii) vote by mail no later than the Cut-Off Time. For further information on how to vote at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Shareholders of Record” in the Proxy Statement. You may revoke your proxy at any time prior to the time it is voted by providing appropriate written notice to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 before the Cut-Off Time.

Beneficial Shareholders: In order for your vote to be counted at the Annual General Meeting, you must be a shareholder of record as at the Cut-Off Date. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your shares should be voted. You must cast your votes no later than the Cut-Off Time (or within such other period prior to the Annual General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or DTC participants’ procedures). If you would like to revoke your proxy, please contact the broker, bank, nominee or other institution which holds your Shares to determine how to change or revoke your voting instructions. If you received this Notice and have sold or transferred all of your Shares, you should immediately forward this Notice, the Proxy Statement and Proxy Card to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee. If you become a beneficial holder of the Shares after the Record Date, but before Cut-Off Time, and you wish to vote your Shares, you must become a “shareholder of record” prior to the Cut-Off Time and vote as a “shareholder of record”. Please contact your broker, bank, nominee, or other institution holding your Shares if you wish to become a “shareholder of record”. Alternatively, you can email ir@eqonex.com your details prior to the Cut-Off Time attaching a copy of the Proxy Card from the vendor or transferor that you purchased your Shares from.

The Proxy Statement and this Notice are each being published for the benefit of all holders of the Company’s shares, are being posted on the Company’s website, and will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K.

Personal data privacy. By submitting an instrument appointing the Chairman of the Annual General Meeting as proxy to attend, speak and vote at the Annual General Meeting and/or any adjournment thereof, each Member consents to the collection, use and disclosure of such Member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of the appointment of the Chairman of the Annual General Meeting as proxy for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines.

Important Reminder. Due to the constantly evolving COVID-19 situation worldwide and in Singapore, the Company may be required to change its arrangements for the Annual General Meeting at short notice. Shareholders should check the Company’s website at https://group.eqonex.com/ for the latest updates on the status of the Annual General Meeting.

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